9 Commercial Boulevard, Suite 200

Novato, California 94949

Telephone: (415) 382-8111

November 12, 2009

VIA EDGAR CORRESPONDENCE FILING AND FACSIMILE (202) 772-9198

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Rosenthall, Division of Corporation Finance

Re:	Revision to Registration Statement on Form S-3 (Reg. No. 333-162430), as amended, filed 10.13.09, of Raptor Pharmaceutical Corp. and

Acceleration Request

Dear Mr. Rosenthall:

Raptor Pharmaceutical Corp. (the “Company”) is hereby providing the following responses to the comments set forth in the comment letter of the Securities and Exchange Commission (the “Commission”) dated October 26, 2009 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (Reg. No. 333-162430) of the Company, as originally filed with the Commission on October 13, 2009 (the “Form S-3”), as amended by that certain Pre-Effective Amendment No. 1 to the Form S-3 on Form S-3/A, as filed with the Commission on November 12, 2009 (collectively, the Form S-3, as so amended, the “Registration Statement”).

The Company has filed an amendment to the Form S-3 in response to the Commission’s comment #1 in the Comment Letter and such amendment reflects the Company’s response to such comment as set forth below.

In this letter, the Company sets forth its response to the comment and request for additional information contained in the Comment Letter with respect to the above-referenced filings. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. The Company’s response to the comment and request is set forth immediately below the text of such comment or request.

In addition, per our previous conversations during the weeks of October 25, 2009 and November 1, 2009, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Commission take

United States Securities and Exchange Commission

Attention: Michael Rosenthall (Mail Stop 4720)

November 12, 2009

appropriate action to cause the effective time and date of that the Registration Statement to be accelerated so that such Registration Statement shall become effective at 6:00 A.M. (EST), November 12, 2009, or as soon thereafter as practicable.

Commission’s Comment and Request

1.            Please revise your registration statement to clarify the inconsistency between the number of shares identified for registration in the fee table and the number of shares included in the selling shareholder table.

Registrant’s Response (Comment #1):

Per our previous conversations during the week of October 25, 2009, the Company has clarified in the cover page and in the Selling Stockholder table to the Registration Statement the following securities of the Company being registered on the Registration Statement (i) shares of common stock of the Company, (ii) shares of common stock of the Company underlying warrants (initially included as part of units) and (iii) shares of common stock of the Company underlying warrants (initially issued to placement agents). As amended, the number of such securities reflected in the Registration Statement now correctly foot between the cover page and the Selling Stockholder table.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any inquiry or comment with respect to this request, including when the Registration Statement is declared effective, to the attention of our outside counsel, Paul, Hastings, Janofsky & Walker LLP (Attn: Siobhan McBreen Burke, Esq. at (213) 683-6282, siobhanburke@paulhastings.com; or Kevin M. O’Sullivan, Esq. at (213) 683-6152, kevinosullivan@paulhastings.com).

Very truly yours,

RAPTOR PHARMACEUTICAL CORP.,

By: /s/ Kim R. Tsuchimoto
Name:	Kim R. Tsuchimoto
Title:	Chief Financial Officer, Secretary and

Treasurer (Principal Financial Officer               and Principal Accounting Officer)

cc w/o enclosures:	Christopher M. Starr, Ph.D. (Raptor)
Siobhan McBreen Burke, Esq. (PHJW)
Kevin M. O’Sullivan, Esq. (PHJW)